UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

AKUMIN INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

01021F109

(CUSIP Number)

September 1, 2021

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01021F109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
PowerOne Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
725,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
725,000
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
725,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.81%

12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 01021F109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
PowerOne Capital Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,750,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
2,750,000
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,750,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.09%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 01021F109	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
CapitalOne Asset Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
200,000
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
200,000
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.22%

12	TYPE OF REPORTING PERSON*
CO

CUSIP No. 01021F109	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Pasquale DiCapo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
644,500
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
644,500
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
644,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0.72%

12	TYPE OF REPORTING PERSON*
IN

CUSIP No. 01021F109	13G	Page 6 of 9 Pages

Item 1 (a). Name of Issuer:

Akumin Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

151 Bloor St. West, Suite 603

Toronto, Ontario

M5S 1S4

Item 2 (a). Name of Person Filing:

The persons filing this statement are PowerOne Capital Corp., an Ontario corporation ("POCC"), PowerOne Capital Limited Partnership, an Ontario limited partnership ("PowerOne LP"), CapitalOne Asset Management Limited, an Ontario corporation ("CapitalOne"), and Pasquale DiCapo, an Ontario resident ("Mr. DiCapo"). Together POCC, PowerOne LP, CapitalOne, and Mr. DiCapo are the "Reporting Persons").

Mr. DiCapo directly or indirectly is the beneficial owner and has voting control over POCC, PowerOne LP, and CapitalOne.

As a group the Reporting Persons own 4.84% of outstanding securities of the Issuer. The Company has represented to us that there are 89,026,997 number of shares issued and outstanding as of the date of the filing.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

The Exchange Tower

130 King Street West, Suite 2210

Toronto, ON

M5X 1E4

Item 2 (c). Citizenship:

PowerOne Capital Corp. is an Ontario corporation

PowerOne Capital Limited Partnership is an Ontario limited partnership

CapitalOne Asset Management Limited is an Ontario corporation

Mr. DiCapo is a Canadian citizen.

Item 2 (d). Title of Class of Securities:

Common shares, no par value

Item 2 (e). CUSIP Number:

01021F109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

CUSIP No. 01021F109	13G	Page 7 of 9 Pages

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

PowerOne Capital Corp.

 (a) Amount beneficially owned:  725,000

 (b) Percent of class:  0.81%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  725,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  725,000

 (iv) Shared power to dispose or to direct the disposition of:  0

PowerOne Capital Limited Partnership

 (a) Amount beneficially owned:  2,750,000

 (b) Percent of class:  3.09%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  2,750,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  2,750,000

 (iv) Shared power to dispose or to direct the disposition of:  0

CapitalOne Asset Management Limited

 (a) Amount beneficially owned:  200,000

 (b) Percent of class:  0.22%

CUSIP No. 01021F109	13G	Page 8 of 9 Pages

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  200,000

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  200,000

 (iv) Shared power to dispose or to direct the disposition of:  0

Pasquale DiCapo

 (a) Amount beneficially owned:  644,500

 (b) Percent of class:  0.72%

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote: 644,500

 (ii) Shared power to vote or to direct the vote:  0

 (iii) Sole power to dispose or to direct the disposition of:  644,500

 (iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

Item 9. Notice of Dissolution of Group.

 N/A

CUSIP No. 01021F109	13G	Page 9 of 9 Pages

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2021

POWERONE CAPITAL CORP.

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

POWERONE CAPITAL LIMITED PARTNERSHIP

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
CEO

CAPITALONE ASSET MANAGEMENT LIMITED

By:	/s/ Pasquale DiCapo
Pasquale DiCapo
President

By:	/s/ Pasquale DiCapo
Pasquale DiCapo